

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

Brian Lynch
Executive Vice President, Chief Financial Officer
CALLAWAY GOLF CO
2180 Rutherford Road
Carlsbad, CA 92008

> **Re: CALLAWAY GOLF CO**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 5, 2021**
> **File No. 333-250903**

Dear Mr. Lynch:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4 filed January 5, 2021

Exclusive Forum, page 255

1. Please expand your revisions in response to prior comment 10 to disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Note 10. Leases, page F-21

2. We have read your response to comment 14 and note that Topgolf defers and amortizes over the lease term the gains or losses related to sale and leaseback transactions that qualify as sales. Please tell us why you do not immediately recognize such gains or losses upon sale. See BC360 of ASU 2016-02. Tell us the amounts of deferred gross gains and gross losses resulting from these transactions during Topgolf's most recent annual and

interim periods presented and the periods over which they are being amortized.

You may contact Andrew Blume at (202) 551-3254 or Martin James, Senior Advisor, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Craig Garner